Exhibit 99.1
Business Review 1999

Technology born
for business

[BRIGHTSTATION LOGO APPEARS HERE]

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Business Review 1999              www.brightstation.com
                                  Technology born for business


Bright Station plc

BRIGHT STATION owns, develops and leverages world-class technologies, creating advanced applications and new high-growth businesses for the digital economy. The Company has restructured, selling its Information Services Division (ISD) and realigning itself to utilise its technologies and expertise on the platform of the World Wide Web.
         Indeed, Bright Station has been structured to mirror the digital economy. Its three core divisions are not so much separate pockets of business, but nuclei of activity whose energies overlap to generate new business propositions. The Web Solutions and eCommerce Divisions are the technological core of the Company. They develop eCommerce software and advanced structure and search technologies, upon which successful digital businesses are built.
         However, that process of building on the Company's technological property and realising its significant potential must continue. That is why the newest division, Bright Station Ventures, is integral to the Company's long-term prosperity. By generating a flow of new, high-growth businesses through the Company, it can establish for Bright Station a unique and profitable place in the digital economy.


WEB SOLUTIONS People who use the Internet want information. The answers are out there; the hard part - for individuals and businesses - is finding them. And it's getting harder all the time. In the two years up to mid 1999, the number of websites mushroomed from one million to seven million. An apparently precise query on a conventional search engine will now turn up hundreds of irrelevant results. More information equals muddier waters. So what happened to the Internet that was going to make life easier for people and keep organisations better informed?
         Bright Station's Web Solutions Division (WSD) develops technologies and products to put the power of the Internet back into people's hands. It provides answers to the big questions being asked of the Internet, in the form of outstanding web solutions. WSD's two powerful technologies - InfoSort and Muscat
- lie behind Bright Station's web search engine and knowledge management businesses: WebTop.com and Smartlogik. Backed by strong, innovative products, they offer Bright Station a platform for tremendous growth.

eCOMMERCE DIVISION IDC predict that by 2004, $2.2 trillion will be spent worldwide on business-to-business transactions over the Internet per annum. It amounts to a revolution in the way goods and services are supplied, one that businesses in all markets are joining in their thousands. Business-to-business eCommerce enabling technologies are seeing rapid uptake, and Bright Station's eCommerce Division (ECD) is ideally placed.
         The ECD's core technology, Sparza, powers a suite of eCommerce solutions that enable manufacturers, wholesalers and retailers to set up sophisticated online stores to deliver their products to their customers worldwide. Its own award-winning application of Sparza, OfficeShopper.com, is setting new standards of service to its online customers, businesses large and small. Indeed, service, trust and security are key issues for the ECD, which is why it will be working closely with emerging European industry bodies to help develop common standards for Internet trading. The ECD is stepping up the marketing of Sparza, seeking strategic partnerships, and placing Bright Station at the heart of the eCommerce revolution.


BRIGHT STATION VENTURES Bright Station already operates a range of successful businesses, founded on its core technologies. Bright Station Ventures has been established in 2000 to continue that process and enable the Company to take a stake in blue-chip Internet businesses of the future. Catalysing new enterprises from the elements of outstanding technology, experience and entrepreneurialism, it will precipitate a new stream of value for Bright Station.
         Drawing also on the diverse backgrounds of an expert panel, Bright Station Ventures will aim to turn business models generated internally and externally into successful, high-growth Internet start-ups. In one crucial way, it will be different from every other business incubator. As well as benefiting from Bright Station's management, funding and support, every new enterprise will have the opportunity to leverage Bright Station's own technologies. This 'technology equity', invested in visionary business propositions, is Bright Station's share in the business successes of tomorrow.

Business Review 1999         www.brightstation.com
                             Technology born for business



01       The Opportunity
02       Chairman and Chief Executive Interview;
         Review of the Year
08       Bright Station Technologies
         Muscat
         InfoSort
         Sparza
12       Bright Station Businesses
         Smartlogik
         WebTop.com and WebCheck
         Sparza Solutions
         OfficeShopper
18       Bright Station Ventures
20       Board of Directors and Company Secretary
22       Shareholder Information
24       Principal Offices

[BRIGHTSTATION LOGO APPEARS HERE]
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Business Review 1999         www.brightstation.com                01
                             Technology born for business


The Opportunity

Welcome to Bright Station's first annual report. It represents a new chapter in the life of a business that has been transformed in the past 12 months.
         That transformation has been massive, but ultimately vital and liberating. If The Dialog Corporation was a company whose technological assets were deployed solely for information delivery, Bright Station's long-term prosperity lies in deploying those core technologies across a much wider range of business opportunities.
         Following the sale of The Dialog Corporation's Information Services Division, Bright Station is arising as a world-class technology company. Much more than that, with the proceeds from the sale, all outstanding debt has been cleared and cash has been freed for investment in the Company's newer businesses. Bright Station can now apply its proprietary technologies, skills and experience to the greatest opportunity of the current age - the Global Digital Economy.
         This is the moment for a company with the expertise, the solid entrepreneurial leadership and the technologies for that economy. This is the time for Bright Station to realise its own potential.

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Business Review 1999          www.brightstation.com                  02
                              Technology born for business


Chairman and Chief Executive Interview; Review of the Year

                       [photos of executives appear here]

Allen Thomas         Dan Wagner
Chairman             Chief Executive

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Business Review 1999                          www.brightstation.com           03
Chairman and Chief Executive Interview;       Technology born for business
Review of the Year

[Photos of Dan Wagner appear on page]

A lot has happened during the last 18 months: the sale of the largest division - the Information Services Division (ISD) - to Thomson, the change of name to Bright Station and the creation of a new division, Bright Station Ventures. What's your overall view of the past year?
Dan Wagner (DW): 1999 was a frustrating year. Frustrating because we had done so much in laying the foundations for growth, and in developing exciting new businesses with great potential, but we were restricted from doing more by the capital constraints of the Company. The whole year was spent trying to resolve the capital structure issue, and that was demoralising, frustrating and demotivating for people in the Company, for the management and undoubtedly for the shareholders. But we ultimately succeeded in freeing the Company of its debt constraint so that it can move confidently into its bright future.
Allen Thomas (AT): It was rather like trying to manoeuvre an oil tanker in shallow waters and a narrow strait. I think what we have accomplished at the end of the year is a transformation of the oil tanker into a speedboat. We are now able to manoeuvre in a faster, more nimble way, and focus on fast-growing businesses.

What problems does the restructuring solve, and what new opportunities does it create?
AT: The problem it solved was our debt burden. There were near-term principal and interest payments required on all of that debt that were difficult for us to make while continuing to invest in our business. With the sale, we have solved the problem; we are now a debt-free company. That is huge progress.
         An additional benefit of the restructuring is that it allows us to get back to our roots as an entrepreneurial, technology-driven company.
DW: It's a whole new world. It's like a huge weight has been taken off our shoulders and we're thrilled to be able to look forward with confidence.

What about the ISD? As well as releasing your remaining businesses to develop, would you say the sale of the ISD released its potential, too?
DW: There's no question. We essentially achieved a lot in getting that business onto the right footing. And it now has a great future under the management of Thomson. I'm very pleased that everyone who put so much effort into the ISD can now see that hard work come through. OK, we don't get to share in that, but we do get the opportunity to share in the fast-growth businesses that we have within the new Company.
AT: The teamwork has been nothing short of miraculous. From the time we bought Knight-Ridder Information (KRII) until now, there has never been a time of tranquillity. We had to do a huge amount of work to take control of the KRII business and to pull the costs out of it - which we did quickly and early on. It was a great team effort, which is largely bearing fruit. Thomson is getting a much stronger company. I am sure they will do a good job, and it will be a positive experience for the members of the team to transfer to Thomson. They will find a very good home there.

What has been retained by Bright Station?
DW: We have retained the technologies. What we have sold are contracts with publishers, interfaces to clients and the associated revenue streams. But Thomson will license the technologies to run the information products from us, which is why it's a very good deal for the Company and the shareholders.


An additional benefit of the restructuring is that it
allows us to get back to our roots as an entrepreneurial,
technology-driven company. (AT)
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Business Review 1999                         www.brightstation.com            04
Chairman and Chief Executive Interview;      Technology born for business
Review of the Year

[Photos of Dan Wagner and Allen Thomas appear on page]

How will the new funds released by the sale of the ISD be used?
AT: We have $44 million in free cash to invest in the businesses for growth. In time, we will invite strategic investors to participate in the underlying businesses, allowing those businesses the opportunity to accelerate their plans.
DW: It's not just about the capital that is coming into the business. The most valuable assets this Company has now are its excellent technologies and a newly-focused, motivated, fired-up workforce.

The explosion of the digital economy is leading to enormous competition for people with the right skills and experience - how are you going to retain and motivate staff?
AT: Recruitment, retention and motivation are definitely issues for any high-tech company. Under Dan's leadership the Board has invested considerable time and effort in attracting experienced and ambitious management teams for each of the Bright Station businesses.
         What we intend to do is more closely tie the fortunes of the management teams to the success of their ventures. For that reason, we are proposing at the AGM that shareholders approve new subsidiary level share option schemes. We will use these schemes to grant options - up to a maximum of 15% of the subsidiaries' issued share capital - to the management teams of those businesses. Details of the proposed schemes are provided for shareholders' information in the Annual Report. We strongly believe that this will motivate and reward the management teams, while at the same time delivering value for Bright Station shareholders.

So offering employees this type of scheme is in shareholders' best interests?
AT: Absolutely. And to ensure we are properly incentivising Bright Station's corporate management team, we are also proposing to shareholders the approval of a new long-term incentive plan (LTIP). Awards granted under the plan will vest after three years, but will be contingent upon management achieving challenging performance targets during that time. Specifically, those targets will initially depend on substantial increases in share price, so truly aligning management's and shareholders' interests in the purest sense.

And apart from these incentive plans, what else do you think draws experienced, ambitious people to Bright Station?
DW: There is also a strong cultural draw for many employees in high-tech and Internet companies. We have always offered a challenging, fast-moving environment in which people can learn and prove their worth. There are no barriers - at every level the Company
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Business Review 1999                      www.brightstation.com               05
Chairman and Chief Executive Interview;   Technology born for business
Review of the Year

[Photo of Allen Thomas appears on page]

is open to good ideas, and to input on how we can improve. We do our best to develop our people, and help them fulfil their potential.

Dan, it seems you're now Chief Executive of a very different company from the one you founded 16 years ago. What has changed and what has remained the same?
DW: I've always held the view that this was a company using its own technologies to offer very good content solutions, and now we are a company with a remit to deliver any sort of solutions using those technologies. That change of emphasis will unlock the shareholder value that has previously been held back.

You're an entrepreneur at heart; does the restructuring restore an entrepreneurial spirit to the Company?
DW: Yes, there's no question about that, but by the same token I feel the last year or two have been extremely valuable in building my experience in business. We acquired a much bigger company, released $47 million of overheads, merged different cultures, rebuilt the products on new Internet technologies and made it much more efficient; that's experience entrepreneurs don't often get. So I have learnt a lot.
         That, coupled with our experience of setting up and growing businesses, is going to prove invaluable to Bright Station as we go forward. We're a pretty experienced team now, which can only be a benefit.

Tell us in more detail about the plans for the new Bright Station Ventures Division. How will it capitalise on the experience that exists in the Company?
DW: Bright Station Ventures is completely integrated with the other divisions to drive the entire business forward. Initially, most of its human and financial capital will be focused on the businesses, ideas and opportunities we can generate internally. In each case, we will look at the market opportunity, determine its value and growth potential and determine how well-equipped we are to enter that market. If we feel we have the skill set, the technologies and the capabilities to get into that market at an early stage and build a business to a point where it can stand on its own two feet, then we will do it.
         Outside the Company, our interest is in using our technologies, rather than cash, to gain equity positions. It's a very cost-effective way for us to build investments in other companies. There's a lot of noise being made about incubator companies, but our businesses have all been created by us, all in the last 18 months. We have a proven track record of establishing new, high-growth businesses. What these different companies have in common are our technologies.


I've always held the view that this was a company using its own technologies to offer very good content solutions, and now we are a company with a remit to deliver any sort of solutions using those technologies. That change of emphasis will unlock the shareholder value that has previously been held back. (DW)
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Business Review 1999                      www.brightstation.com               06
Chairman and Chief Executive Interview;   Technology born for business
Review of the Year


Our skill in identifying opportunities and business trends will be demonstrated in the coming years so that, in time, there will be a network of companies all sharing technologies that have come out of the Bright Station stable.

The Ventures Division aside, what have been the key achievements of the Company in 1999?
AT: The alliance with Fujitsu - embedding our InfoSort technology in Fujitsu's hardware and network solutions worldwide - was a particularly fine endorsement of the quality of our software. It was a big win for us. More importantly, it puts us in a position, through the Fujitsu sales force, to sell Bright Station's knowledge management solutions worldwide, in alliance with one of the biggest and best companies in the world. It's a building block for the future that will help develop revenues for us.
         Underpinning that was our 100% buy-out of Muscat, which allowed us properly to integrate the Muscat technology and its people with the InfoSort technology and people, to provide greater technological and business synergies.
DW: The Fujitsu deal has been a milestone: it really consolidated our position in knowledge management technologies. That deal, and the development of WebTop.com, which is such an exciting and novel way to search the Internet, are the two most exciting developments of 1999.

You unveiled WebTop.com in December, to great acclaim. What will it mean for Bright Station?
DW: I am very excited that WebTop.com is a totally new way to retrieve results from the Net. I believe it will catch on very quickly, and raise awareness about Bright Station in the marketplace. I also think it has a tremendous future, ultimately, as an independent company.


WebCheck, the 'drag-and-drop' search tool that sits on computer desktops, was launched soon afterwards. It's a powerful, hugely useful piece of technology, but how will computer users find out about it?
DW: Something we have developed that will capture a lot of people's imagination is the WebCheck email signature. If I send you an email, it will include a WebCheck button, and you can click on that button to check the contents of that email against information on the Internet. It's a great way to find relevant information from the World Wide Web, and you can then add that same signature to your own emails. It's a form of "viral marketing" that will allow WebCheck to very quickly build its own presence in the market.

Turning to the eCommerce Division, you have created a separate company - Sparza
- to license Bright Station's business-to-business eCommerce technology. Where does that technology fit in the marketplace?
DW: The marketplace is a very new one. There are people out there saying, 'We can help provide companies with procurement capabilities'. There are others saying, 'We can help retailers set up their online shops'. What we're doing is bringing all of that together in one solution.
         Today, retailers need to be offering systems through which customers can manage their purchases and budgets, and through which the retailers can learn about what individual customers have bought and what they might buy. Procurement is part of the solution for retailers and e-tailers.

OfficeShopper has been successfully established in the UK. Do you have plans to launch the business in the US? How will you go about that?
DW: We're ready to go in the US, and in Germany and France, but we will only leverage the opportunity in the US once OfficeShopper.com has a solid base in the UK and continental Europe.
AT: The model we are likely to follow will be to invite a partner to invest the seed capital to roll out OfficeShopper globally. The next step will be to float it and tap the outside equity market to fund its further expansion. In the end, Bright Station will have less than a 100% interest in OfficeShopper, but if everything goes to plan, that interest will be worth far, far more than our 100% interest today.

Are there any changes to the Board of Bright Station?
AT: After four eventful years with the Company, Lord Hussey is retiring from the Board and has determined not to stand for re-election at this year's AGM. His wisdom and huge wealth of experience have been extremely valuable to the Board, particularly during the last year, and we wish him the best of fortune for the future.
         Also of course our executive directors Steve Maller, Jason Molle and Ciaran Morton transferred to Thomson upon the sale of the ISD, and we wish them well in their new roles. Pat Sommers switched roles from an executive to a non-executive director upon the sale. We are delighted that Pat's experience and judgement will continue to be available to Bright Station.
         The Directors and I will continue to review the composition of Bright Station's Board to ensure that we have the best people to help take the Company successfully into its next phase.

What will be the signs of progress that shareholders should look for in the months to come?
DW: There's going to be a flow of activity from us. Our shareholders will
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Business Review 1999                      www.brightstation.com               07
Chairman and Chief Executive Interview;   Technology born for business
Review of the Year

[Photos of Dan Wagner and Allen Thomas appear on page]

see management being recruited into our businesses at a senior level. They'll see news about the activities and deals of those companies. They'll see the appointment of bankers, venture funds coming in to invest in the businesses run by the holding company, and ultimately, their partial flotation or sale. And they'll see the development of new businesses.
         But most importantly, we will hope to deliver solid results built quarter on quarter that show our progress in building value for shareholders.
         Bright Station will be just that: a station, a point in the lives of these businesses, not where they stay. They will be born and they will grow, and then they will move on.

What are the prospects for Bright Station for the coming year?
AT: The horizon is now clear for us. I am optimistic we can drive the Company forward. But it isn't going to be easy. We haven't always been first to market because we haven't had the capital to be there. Now we have the capital and we have to turn these technologies into useful, money-producing businesses.

Where will that lead? What is your vision for Bright Station in five years' time?
DW: I expect us to be set up very much in the way we are today: as a world-class technology company that provides incubator and investment services for Internet and eCommerce start-ups. We've got four good businesses and we're looking to help other companies that can leverage our experience and technologies. Are we focused on any in particular? Yes: we're focused on high-growth opportunities that leverage our core competencies.



/s/ ALLEN THOMAS
Allen Thomas
Chairman


/s/ DAN WAGNER
Dan Wagner
Chief Executive
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Business Review 1999         www.brightstation.com                       08
                             Technology born for business


Technologies

Bright Station's proprietary technologies provide the key to future growth. InfoSort, the automated indexing technology, and Muscat, the core search technology, are among the most advanced of their kind, bringing a new level of intelligence to functions that are fundamental to Internet expansion. Highly complementary, these structure and search technologies already power a diversity of online operations, and will drive future ventures. New, high-growth, online businesses will emerge, with these Bright Station technologies at their heart. With business-to-business eCommerce software solutions seeing rapid growth worldwide, that future will be enriched by the further development and marketing of Bright Station's Sparza eCommerce technologies - the third in a trio of technologies born for business.
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Business Review 1999           www.brightstation.com                       09
Technologies                   Technology born for business


Muscat

Muscat is a powerful
and scalable core
search engine
technology


[Various photos appear on page]

Users of the Internet have grown familiar with the fact that they and search engines talk totally different languages. However, the game of second guessing your search engine's spin on an apparently simple query could be about to end.
         Muscat is a core search engine technology that takes information searching beyond simple keywords to a more human-friendly level. In essence, its "linguistic inference" technology allows it to understand and extract the central concepts in whole passages of text, even whole documents. Searches therefore provide richer results. This power and intelligence is what characterises Bright Station's Web-based knowledge management tools, WebTop.com, WebCheck and Smartlogik.
         This technology is firmly rooted in Bright Station's future plans. Muscat will be a crucial component in the engine that drives both the Company's existing businesses and those to be incubated by Bright Station Ventures. In addition, Muscat is being seeded in future search tools. The software language has been made freely available on the Internet, and any resulting new software that is marketed commercially will generate royalty revenues for Bright Station. The setting-up of an online "development community" is an important step towards embedding Muscat in the digital products of tomorrow.



[MUSCAT LOGO APPEARS HERE]
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Business Review 1999          www.brightstation.com                      10
Technologies                  Technology born for business


[Various photos appear on page]

InfoSort

                                                      SCOPE

                                                 MARKET SECTORS

                                                   COMPANIES

InfoSort provides
structure to
information -
bringing order to
chaos

Anyone who has ever had to sift through a mound of documents, making sure they are catalogued and filed correctly, will appreciate the value of InfoSort: an intelligent indexing system designed to make sense of unstructured stockpiles of information. Let it loose on a corporate database or the Internet, and InfoSort will go through it like a fast-as-light filing system, automatically reading documents, classifying them, logging their whereabouts and creating links between them, all without risk of human error or inconsistency. The technology provides structure to information, bringing order to chaos.
         InfoSort is one of the main reasons why Bright Station's online knowledge management tools - WebTop.com, WebCheck and the Smartlogik suite - are smarter than their rivals. In the years to come, InfoSort will continue to bring a competitive edge to new tools and new enterprises. As a technological asset, it will offer Bright Station the opportunity to gain equity in dynamic new businesses.
         Fujitsu, the Japanese computing giant, evaluated the performance of InfoSort for several years. It was time well spent. From June 1999, Fujitsu became a customer of InfoSort, a licensee for the development of a Japanese-language version of InfoSort - Jsort, and a global alliance partner for the inclusion of both English and Japanese-language versions of InfoSort in Fujitsu's hardware and network solutions. The agreement, one of the UK's largest ever exports of software to Japan, was worth millions of pounds to Bright Station and strengthens its foothold in the global market for knowledge-based technologies.


[INFOSORT LOGO APPEARS HERE]

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Business Review 1999           www.brightstation.com                       11
Technologies                   Technology born for business

[Various photos appear on page]


Sparza

Sparza provides an
eCommerce
platform for the
global digital
economy

Sparza technologies are spearheading Bright Station's advance into the eCommerce market.
         The ability to trade over the Internet is having an extraordinary effect on the traditional supply chain of manufacturer, wholesaler, reseller and end user/consumer. Using Internet-based technologies, businesses can be enabled to conduct commerce more quickly and efficiently. This was the starting point for the Sparza technologies, which were then further refined for the particular needs of the business-to-business market.
Rival technologies exist, but in its marketplace Sparza has two main strengths. First, it is the only technology to build-in full, real-time budget and management reporting; and information can be downloaded directly into other software packages such as Microsoft Excel. Second, at a time when demand for non-English language eCommerce sites is growing globally, Sparza offers the ability to trade online in a variety of languages and currencies.
         The technologies are continually being improved to integrate with a wider range of databases and packages, such as those from systems suppliers in Enterprise Resource Planning and Customer Relationship Management.
         The Sparza technologies are potentially world-beating technological assets that will enable Bright Station to gain a stake in the explosive growth of the eCommerce market, and power the new businesses incubated by Bright Station Ventures.


[SPARZA LOGO APPEARS HERE]
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                                Technology born for business

Businesses

Bright Station's diverse businesses clearly demonstrate the commercial advantages and adaptable nature of the Company's proprietary technologies. Smartlogik offers market-leading software technology, applications and services for information management for corporate intranet and Internet sites. WebTop.com is the Internet's newest and most powerful search engine, already attracting global audiences and advertisers. Sparza Solutions is a new business established to market Bright Station's outstanding end-to-end eCommerce technologies, and OfficeShopper.com, an award-winning online office products vendor, is preparing to expand across Europe and into the US. As a portfolio it is 100% home-grown, but as these businesses mature and their value is realised in the market, new enterprises and new revenue models will take their place.

Business Review 1999            www.brightstation.com                       13
Businesses                      Technology born for business


[Various photos appear on page]

Smartlogik

Smartlogik
enables businesses
to leverage their
intellectual capital

Over the centuries, we have always done the same things with information in order to learn. We still categorise it, file it, look for it, and want to be alerted to it. What has changed is information technology - from books to electronic databases - and the value we place on the knowledge it yields. In fact, corporate knowledge can now be measured and recognised on a business's balance sheet.
         Smartlogik software replicates ways of working with information that have been familiar to humans for centuries.
The products feel natural and easy to use for individuals. In turn, they enable organisations to manage information over intranets and the Internet in order to fully leverage their intellectual capital. Add to that the vast library of business information available externally, plus the ability to scale up to the requirements of the largest organisations and Smartlogik offers an unbeatable knowledge management package.
         Smartlogik does what Bright Station does best - bringing technology, application and experience to corporate knowledge systems, leaving businesses to focus on creativity.


[SMARTLOGIK LOGO APPEARS HERE]
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Business Review 1999            www.brightstation.com                        14
Businesses                      Technology born for business

[Various photos appear on page]

WebTop.com

WebTop.com is
boosting productivity
and changing users'
expectations of
searching the Web

Welcome to a real search engine. Unveiled to business professionals and consumers in December 1999, WebTop.com is boosting productivity and changing users' expectations of searching the Web. WebTop.com avoids the user's normal headaches of boiling complex ideas or specialist topics down to one or two keywords. It comes into its own when asked to find content matching a sentence, a passage of text or even an entire document. The more you put in, the better and more accurate the results.
Significantly, WebTop.com allows for multi-lingual versions, thereby overcoming a major barrier to international expansion. As its audience grows, advertising revenues and a more public profile for Bright Station are sure to follow. Ultimately, once the business has reached a stage of maturity, Bright Station will be able to realise its full value in the marketplace.
         There are other unique features, such as WebTop.com's News and Company Zones. To cap it all, there is WebTop.com's latest, remarkable addition, WebCheck.

[WEBTOP.COM LOGO APPEARS HERE]
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Business Review 1999            www.brightstation.com                        15
Businesses                      Technology born for business

[Various photos appear on page]

WebCheck

WebCheck reads
the information you
give it, absorbs the
ideas within it and
heads for the Web
to retrieve relevant
results

WebCheck is revolutionary. Imagine an assistant inside your computer that, given any passage of text, could search the Web for related information - and do it while you carry on working. No need to open a browser, go to a search engine home page or type in keywords. Text is simply dragged to the WebCheck desktop icon and moments later the context-based search results are displayed on the WebTop.com home page, which is automatically prompted to open by WebCheck.
As a digital "friend", sitting on a desktop, WebCheck is certain to earn the kind of loyalty that eludes other search tools. Its ability to learn about users' preferences and areas of interest is another major draw to potential advertisers on WebTop.com. Possible partner marketing opportunities include the branding of the WebCheck desktop icon by alliance partners, and the "bundling" of WebCheck into other applications, such as email programs.
         WebCheck can be downloaded, without charge, at www.webtop.com.

[WEBCHECK LOGO APPEARS HERE]
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Businesses                      Technology born for business
Sparza Solutions

[Various photos appear on page]

Sparza allows
buyers and sellers to
create a free-flowing,
low cost electronic
supply chain

sparzabuy
sparzasell
sparzaresell
sparzahost

In 1999, Sparza (www.sparza.com) was established as a dedicated business, licensing the suite of Sparza eCommerce software solutions to manufacturers, wholesalers, resellers and retailers. Analysts such as International Data Corporation estimate that the global market in eCommerce software packages will grow by 150% to $4.2 billion in 2000, highlighting the positive timing of this move.
         Sparza has a high quality product with which to compete, offering a pain-free means for businesses to go online, providing them with the highest levels of control and profitability. Each of the four modules in the suite is linked to a different point in the supply chain: Sparza Buy; Sparza Sell; Sparza Resell and Sparza Host. Each solution is supported by Sparza's own professionals, who are able to tailor solutions for every business - helping buyers and sellers create a free-flowing, low cost electronic supply chain.

         In June 2000, Sparza acquired the technology assets of boo.com, the online fashion retailer, which significantly enhanced the Company's capabilities and product offerings.

[SPARZA LOGO APPEARS HERE]

Business Review 1999            www.brightstation.com                        17
Businesses                      Technology born for business
OfficeShopper

[Various photos appear on page]

OfficeShopper.com
is an award-winning
online office
products vendor,
and a model
of high quality service

FIND PRODUCTS

It is rewarding to find an eCommerce site that genuinely delivers on its promises. OfficeShopper.com, Bright Station's award-winning office products vendor, does just that.
         With around 40,000 products, from pens and printer cartridges to disks and desk accessories, OfficeShopper is mainly aimed at the small to medium-sized enterprise. Especially valuable to these businesses are OfficeShopper's unique "live" budget and management reporting functions, allowing them to track, control and authorise purchasing over the Internet. Drawing on its UK-wide network of suppliers, OfficeShopper can offer cheaper or better alternatives.
On average customers save 13% by buying through OfficeShopper.
         OfficeShopper is now reaching out to new audiences. An alliance with UK Internet service provider Freeserve has led to a co-branded version of the site on the business channel of Freeserve's Internet portal, reaching a significant audience of homeworkers, freelance professionals and small businesses.

In addition, plans to launch the service in the European office supplies market
- worth $90 billion in total - and the US office supplies market - worth $225 billion in total - represent a huge future opportunity.

[OFFICESHOPPER.COM LOGO APPEARS HERE]

Business Review 1999            www.brightstation.com                        18
                                Technology born for business

Bright Station Ventures

Bright Station Ventures ("BSV") is a "tech equity" investor, operating in the early-stage Internet investment market. BSV supports new economy businesses through the provision of financing, world-leading proprietary technology and management expertise.
         BSV also works closely with other venture capital funds, incubators, accelerators and external professional advisors (drawing on Bright Station's many affiliates and associations in the technology market built up over the past 15 years) to broaden the value proposition offered to the businesses it supports.
         In addition, the Advisory Panel,* comprising professionals from a variety of backgrounds and companies, all with a wealth of experience of the Internet and technology markets, meets monthly to discuss strategy and current market opportunities, lending their advice and know how to new propositions being evaluated by the Ventures team.
         At Bright Station Ventures, our mission is to accelerate the initial development of the businesses we support and help these businesses realise their full potential over the longer-term.

*Advisory Panel
Bassam Debs - Chairman, Jiyu Holdings, Matthew Freud - founder of Freud Communications and a Non-Executive Director of Oxygen Holdings plc, Julie Meyer
- founder of First Tuesday, Charlie Muirhead - founder of Orchestream and a Director of iGabriel, Dr. Simon Murdoch - founder of Bookpages which was sold to Amazon.com and co-founding Partner of Chase Episode 1, Eva Pascoe - founder and Managing Director of Zoom and the founder of Cyberia Cafes, Ivan Pope - Chairman and acting CEO of Pregenesis and founder of NetNames, Dr. Allyson Reed - Director of Business Development and Marketing for the Central Laboratory of the Research Councils.

Business Review 1999            www.brightstation.com                        19
                                Technology born for business
[Various photos appear on page]

Ventures

Investing in the
companies of
tomorrow. Bright
Station Ventures -
turning
business
models into
businesses


Bright Station Ventures has been established to support early-stage new economy business opportunities through the provision of capital, technology and management resource.
         BSV provides technologies and solutions to enable young businesses to complete and differentiate their product offerings; such as powerful search and structure systems, and eCommerce software and architecture. In other words, technologies and solutions that are at the heart of almost all Internet offerings. As an investment currency in such deals, technology is more powerful than cash: it is far more value additive and can be used many times over in a variety of business specific applications.
         For other emerging businesses, developing their own proprietary technologies, BSV offers management support and years of experience in developing and commercialising technology assets, as well as a team of sophisticated multi-disciplinary developers and programmers whose expertise and enthusiasm can help in accelerating the implementation of an entrepreneur's vision.
         Using this unique combination of cash, core technology assets and management experience and relationships, Bright Station Ventures is perfectly placed to add value to the fledgling businesses it supports, to assist in developing them into valuable long-term commercial propositions and in so doing, to drive value for both the businesses it supports and Bright Station's shareholders.

Business Review 1999            www.brightstation.com                        20
                                Technology born for business

(photos of Directors and Company Secretary appear here)
Board of Directors and Company Secretary

Allen Thomas
Non-Executive Chairman

Patrick Sommers
Non-Executive Director

Marmaduke Hussey
Non-Executive Director

Daniel Wagner
Chief Executive

Richard Swank
Non-Executive Director

Ian Barton
Non-Executive Director

David Mattey
Chief Financial Officer

Jonathan Ball
Company Secretary

Business Review 1999            www.brightstation.com                        21
Board of Directors and          Technology born for business
Company Secretary

Allen Thomas
Non-Executive Chairman, Age 60
Allen Thomas joined the Board as a Non-Executive Director in September 1997. A qualified solicitor, Allen is Chairman of Ockham Holdings plc, a Director of Penna Holdings plc and a Non-Executive Director of Eidos plc. From 1972 to 1992 he was a partner in Paul, Weiss, Rifkind, Wharton & Garrison, a leading New York based law firm, where he was the founding managing partner of the Hong Kong office and acted as General Counsel to Municipal Assistance Corporation in the refinancing of New York City. Additionally, he was a Non-Executive Director of The Mitsubishi Bank Trust Company of New York.

Patrick Sommers
Non-Executive Director, Age 53
Patrick Sommers joined the Company as Chief Operating Officer in October 1998, and was a key figure in the sale of the ISD to The Thomson Corporation. Upon closure of the deal, Patrick resigned his executive responsibilities with the Company to become President of the Dialog business, with Thomson. He remains on the Board as a Non-Executive Director. Prior to joining the Company, Patrick was Chairman and Chief Executive of Medicus Systems Corporation, a NASDAQ-listed technology company. Between 1986 and 1995, he was President of three companies:
Ceridian Corporation (formerly known as Control Data), GTE Industry Services (an outsourcing company) and D&B Information Resources Inc. Patrick previously held various positions in the international division and corporate centre of Dun & Bradstreet.

Marmaduke Hussey
Non-Executive Director, Age 76
Lord Hussey of North Bradley joined the Board as a Non-Executive Director in May 1996. His distinguished media career began in 1949 with Associated Newspapers, where he became a Director in 1964. In 1967 he was appointed Managing Director of Harmsworth Publications, and joined the Thomson Organisation as Chief Executive of Times Newspapers in 1971. Lord Hussey was a Director of Times Newspapers Ltd and Colonial Mutual Ltd from 1982 to 1986 and served as the Chairman of the Board of Governors of the BBC from 1986 to March 1996. He was a Director of William Collins Limited from 1985 to 1989 and Chairman of the Royal Marsden Hospital from 1985 to 1998. He is Chairman of Ruffer Investment Management and Cadweb Ltd, and sits on the Council of the King's Fund. Lord Hussey is retiring from the Board and has determined not to stand for re-election at this year's AGM.

Daniel Wagner
Chief Executive, Age 36
Daniel Wagner founded the Company in 1985, and has been the driving force behind its growth and development, including listings on both the London Stock Exchange and NASDAQ. Throughout his career, he has engineered numerous acquisitions, and has been responsible for forging a wide array of strategic alliances. In addition, he has driven the Company's move into the Internet technology and eCommerce markets, and led the formation of the Company's incubator division. As one of the key individuals behind the development of the online sector, Daniel has won various awards for entrepreneurial achievement and is in frequent demand for high-level speaking engagements both in the UK and overseas.

Richard Swank
Non-Executive Director, Age 69
Richard Swank joined the Company in November 1997 as an advisor on integration strategy following the purchase of Knight-Ridder Information Inc. He acted as Non-Executive Chairman of the North American businesses, until being appointed as a Non-Executive Director of the Company in March 1999. From April 1989 to December 1994, Richard was Chairman and Chief Executive Officer of Advanstar Communications Inc. where he had responsibility for a successful financial restructuring and implementation of a revised corporate strategy. Prior to joining Advanstar, Richard was Executive Vice President of Dun & Bradstreet Corporation and President of its subsidiary, the Rueben H. Donnelly Corporation.

Ian Barton
Non-Executive Director, Age 54
Ian Barton joined the Board as a Non-Executive Director in 1986. During his career, he has held a number of executive management and other senior positions in information, technology and investment businesses. Most recently, he was Managing Director of Octagon Investment Management. Prior to this, he held senior posts in organisations including the Post Office Telecommunications Headquarters' Long Range Intelligence Division, and CADCentre Ltd.
Ian currently holds Non-Executive Directorships with the high-technology companies Robot (UK) Ltd, Pelco (UK) Ltd and Distributed Information Processing Ltd, and with Central Europe Trust Company Ltd, a consultancy and fund management company specialising in Central and Eastern Europe.

David Mattey
Chief Financial Officer, Age 37
David Mattey joined the Company as Financial Controller in 1991 and was appointed Finance Director in December 1992. David was key to the Company's flotation on both the London Stock Exchange and NASDAQ, and indeed has been credited as being the youngest Finance Director to bring a company to market on both sides of the Atlantic. In the past year, David led negotiations with the Company's lending banks and bondholders to eliminate the Company's debt, and has been responsible for restructuring the overall capital and financial structure of Bright Station plc. Additionally, he is a Non-Executive Director of Easynet Group plc, a leading European Internet service provider. David is a qualified Chartered Accountant and was previously a tax consultant with the accountancy firm BDO Stoy Hayward.

Jonathan Ball
Company Secretary, Age 42
Jonathan Ball joined the Company in 1994 and was appointed Company Secretary in 1996. He has been closely involved in the Company's NASDAQ placing and in the Company's acquisition, merger and divestiture activities over the past six years. In his current position as both Secretary to the Board and Director of Human Resources, Jonathan is responsible for a broad range of administrative matters within the Group. Prior to joining the Company, he held various international management posts within the hospitality industry. Jonathan is a Fellow of the Institute of Chartered Secretaries and Administrators.

Business Review 1999            www.brightstation.com                        22
                                Technology born for business
Shareholder Information

Financial diary for 2000
23 March
Results for the year 1999 announced

27 April
EGM to approve the sale of ISD to Thomson

30 June
First quarter trading statement issued

3 August
Annual report/20F posted to shareholders

Mid August
Results for the first six months
of 2000 announced

5 September
Annual General Meeting

Mid November
Third quarter trading statement issued

Registered Office
The Communications Building
48 Leicester Square
London
WC2H 7DB

Directors and Advisors
Allen Thomas* Chairman
Daniel Wagner Chief Executive
David Mattey Chief Financial Officer
Ian Barton*
Marmaduke Hussey*
Patrick Sommers*
Richard Swank*

*Non-Executive

Company Secretary
Jonathan Ball

Auditors
PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6NN

Principal Bankers
The Royal Bank of Scotland plc
London Belgravia Branch
24 Grosvenor Place
London
SW1X 7HP

Stockbrokers
Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA

Legal Advisors
UK
Theodore Goddard
150 Aldersgate Street
London
EC1A 4EJ

Mishcon de Reya
21 Southampton Row
London
WC1B 5HS

US
Shearman & Sterling
599 Lexington Avenue
New York
NY 10022-6069
USA

Registrar/Depositary

Ordinary Shares
Computershare Services PLC
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh
EH11 4BR
Scotland

Tel: +44 (0)870 702 0010
Fax: +44 (0)131 442 4924

American Depositary Shares
The Bank of New York
Investor Relations Department
PO Box 11258
Church Street Station
New York
NY 10286-1258
USA

Tel: +1 402 963 9394
or Toll free for US residents only:
+1 888 BNY ADRS
Fax: +1 212 815 4023

Registered Number
1890236

Business Review 1999            www.brightstation.com                        23
Shareholder Information         Technology born for business

Investor Relations
Nick Chaloner
Bright Station plc
The Communications Building
48 Leicester Square
London
WC2H 7DB

Tel: +44 (0)20 7930 6900
Fax: +44 (0)20 7925 7700

John Olsen
Hogarth Partnership Limited
The Butlers Wharf Building
36 Shad Thames
London
SE1 2YE

Tel: +44 (0)20 7357 9477
Fax: +44 (0)20 7357 8533

David Collins/Robert Rinderman
Jaffoni & Collins Incorporated
104 Fifth Avenue - 14th Floor
New York
NY 10011
USA

Tel: +1 212 835 8500
Fax: +1 212 835 8525

Home Page
http://www.brightstation.com

Listings
London Stock Exchange
Ordinary Shares
Symbol BSN (previously DLG)

NASDAQ
American Depositary Shares
Symbol BSTN (previously DIAL)

Share Price Information
Share price information about Bright Station plc is available with the following references:

Ordinary Shares:
Reuters RIC Code
BSN.L (previously DLG.L)

Ordinary Shares:
London Stock Exchange
SEDOL code 558-305

American Depositary Shares
ADSs traded on NASDAQ
BSTN (previously DIAL)

Shareholder information on
the Internet
Holders of Ordinary shares in Bright Station plc can access details of their shareholding at http://www.computershare.com This site also includes information on recent trends in the Company's share price.

Exchange Controls and Other Limitations Affecting Security Holders
There are currently no United Kingdom foreign exchange control restrictions on remittances of dividends on Ordinary shares or on the conduct of the Group's operations. Under English Law and the Company's Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer their Ordinary shares in the same manner as United Kingdom residents or nationals.

Low Cost Dealing Service
Hoare Govett Limited has established a low-cost dealing service which enables investors to buy or sell certified holdings of the Company's shares in a simple economic manner. Basic commission is 1% with a minimum charge of (pound)10. Transactions are executed and settled by Pershing Securities Limited. Forms can be obtained from :

Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA

Tel: +44 (0)20 7678 8000
Fax: +44 (0)20 7678 1587

Business Review 1999            www.brightstation.com                        24
                                Technology born for business
Principal Offices

London
Bright Station plc
The Communications Building
48 Leicester Square
London
WC2H 7DB

Tel: +44 (0)20 7930 6900
Fax: +44 (0)20 7925 7700

Oxford (eCommerce)
Bright Station plc
Meridian House
Weston Business Park
Weston on the Green
Oxon
OX6 8SY

Tel: +44 (0)1869 342 342
Fax: +44 (0)1869 342 343

Cambridge (Web Solutions)
Bright Station plc
2nd Floor, Block D
The Westbrook Centre
Milton Road
Cambridge
CB4 1YG

Tel: +44 (0)1223 715 000
Fax: +44 (0)1223 715 001

This Business Review 1999 contains certain forward-looking statements with respect to the business, prospects, plans and objectives of Bright Station, specifically concerning our ability to grow our product lines, our ability to bring a competitive edge to new tools and new enterprises, our ability to increase advertising revenue and enlarge the public profile of our products, our ability to offer cheaper or better eCommerce products to our customers, and the ability of our Bright Station Ventures Division to add value to the businesses it supports. Additional factors that could cause actual results to differ materially from such forward-looking statements are discussed in our recent filings with the US Securities and Exchange Commission (SEC), including without limitation our Reports on Form 6-K and our Annual Report on Form 20-F for the year ended 31 December 1999.

The Bright Station Business Review 1999 should be read in conjunction with Bright Station's other filings with the SEC, including without limitation the Bright Station Annual Report 1999 and the Bright Station Annual Report on Form 20-F. You may read and copy any of these materials at the SEC's public reference room in Washington DC, New York, New York and Chicago, Illinois. You can also find Bright Station filings on the SEC's web site at http://www.sec.gov or from commercial document retrieval services. Reports and other information with respect to Bright Station are also available for inspection at the office of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

Black & White photography by Michael Abrahams,
Peter Damroth, Chris Moyse and William Vazquez
Colour photography by Chris Moyse
Printed by Hyway Pennington
www.brightstation.com

[BRIGHTSTATION LOGO APPEARS HERE]